UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2006

Commission File Number 1-14522

Open Joint Stock Company “Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):         .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS” (Registrant)
Date: June 1, 2006

	By:	/S/ ALEXANDER V. IZOSIMOV
	Name:	Alexander V. Izosimov
	Title:	Chief Executive Officer and General Director

FOR IMMEDIATE RELEASE

VIMPELCOM ANNOUNCES FIRST QUARTER 2006

FINANCIAL AND OPERATING RESULTS

Moscow and New York (June 1, 2006) - Open Joint Stock Company “Vimpel-Communications” (“VimpelCom” or the “Company”) (NYSE: VIP), a leading provider of wireless telecommunications services in Russia and Kazakhstan, with newly acquired operations in Ukraine, Uzbekistan and Tajikistan, today announced its financial and operating results for the first quarter ended March 31, 2006. During the first quarter of 2006 the Company reported continued growth in new subscribers and improved financial results.

The principal results of operations with comments are presented in the following tables. All definitions are presented in Attachment A. The condensed consolidated financial statements of VimpelCom are presented in Attachment B. Reconciliation of each of OIBDA, OIBDA margin, ARPU and SAC to the most directly comparable U.S. GAAP financial measures appear in Attachment C.

Financial and Operating Highlights

•	Net operating revenues reached $936.2 million, a year-on-year increase of 46%.

•	OIBDA reached $482.6 million, a year-on-year increase of 58%.

•	OIBDA margin was 51.6%.

•	Net income totaled $150.2 million, a year-on-year increase of 37%.

•	Operating cash flow was $362.9 million, a year-on-year increase of 69%.

•	Approximately 50.0 million subscribers as of June 1, 2006 including 3.7 million subscribers in the CIS outside of Russia

•	Strong growth and improved subscriber market share in Kazakhstan.

•	Two mobile operators were acquired in Uzbekistan bringing to five the number of countries where VimpelCom operates.

Key Consolidated Operating Indicators

	As of March 31, 2006	As of March 31, 2005	Change, Y-on-Y	As of Dec. 31, 2005	Change, Q-on-Q
Subscribers	48,052,800	30,748,400	56.3%	45,430,300	5.8%
% of prepaid	96.9%	96.2%	—	96.9%	—
Churn, quarterly	8.4%	5.9%	—	8.3%	—
ARPU (US$)	6.6	7.3	-9.6%	7.1	-7.0%
MOU (min)	107.8	86.9	24.1%	106.5	1.2%
SAC (US$)	12.6	14.3	-11.9%	13.8	-8.7%

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VimpelCom Announces First Quarter 2006 Financial And Operating Results

Key Consolidated Financial Indicators

	Three months ended March 31, 2006	Three months ended March 31, 2005	Change, Y-on-Y	Three months ended Dec. 31, 2005	Change, Q-on-Q
Net operating revenues (US$,000)	936,167	640,636	46.1%	910,421	2.8%
including interconnect revenue	59,720	10,519	467.7%	31,433	90.0%
OIBDA (US$,000)	482,607	306,107	57.7%	419,692	15.0%
OIBDA margin	51.6%	47.8%	—	46.1%	—
Gross margin (US$,000)	768,298	531,690	44.5%	757,443	1.4%
Gross margin percentage	82.1%	83.0%	—	83.2%
SG&A (US$,000)	282,925	223,523	26.6%	335,666	-15.7%
SG&A percentage	30.2%	34.9%	—	36.9%	—
Net income (US$,000)	150,223	109,664	37.0%	151,748	-1.0%
Net income per share (US$)	2.94	2.14		2.97
Net income per ADS (US$)	0.74	0.54		0.74

Commenting on today’s announcement, Alexander Izosimov, Chief Executive Officer of VimpelCom, said,

“Our business continued its successful development in the first quarter of 2006. This was the 26th consecutive quarter of revenue growth. In the first quarter of 2006, we achieved the highest quarterly OIBDA and OIBDA margin in our history. These results came on the back of strong performance both in Russia and Kazakhstan.

“The first quarter results confirm the stabilizing trend in ARPU which we have previously reported. We believe that stabilizing ARPU indicates that Russia, our main market, retains substantial growth potential.

“We would like to again specifically note improving momentum in Kazakhstan where our efforts to enhance the Company’s position have started to bear fruit.

“Significant progress in Kazakhstan, good start in Ukraine and promising entry into Tajikistan and Uzbekistan substantiate our CIS expansion strategy and we intend to vigorously pursue it going forward.”

In the first quarter of 2006, VimpelCom invested approximately $195.4 million for the purchase of property and equipment and $261.0 million for the acquisition of mobile providers in Uzbekistan.

In the first quarter of 2006 we began to revise interconnect charges with operators in Russia in anticipation of the introduction of CPP (Calling Party Pays) on July 1, 2006. As a result, our revenue and service cost increased by approximately the same amount. These interconnect revisions caused gross margin percentage to decrease by approximately 2 percentage points. However, the impact of further revisions to interconnect charges for future periods is still unclear and therefore cannot be derived based on our first quarter results.

Starting from the first quarter of 2006, in addition to consolidated financial and operating results, VimpelCom reports its selected results along the following reportable segments: (1) Russia, which includes the operating results of VimpelCom and all of its subsidiaries operating in Russia; (2) Kazakhstan, which includes the operating results of VimpelCom’s subsidiary KaR-Tel; (3) Ukraine, which includes the operating results of VimpelCom’s subsidiary URS; (4) Tajikistan, which includes the operating results of VimpelCom’s subsidiary Tacom; and (5) Uzbekistan, which includes the operating results of VimpelCom’s subsidiaries Buztel and Unitel. VimpelCom’s management analyzes the reportable segments separately because of different economic environments and the different stages of development of markets of wireless telecommunications services in Russia and the countries of the CIS, which require different investment and

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VimpelCom Announces First Quarter 2006 Financial And Operating Results

marketing strategies. Accordingly, VimpelCom’s reportable segments are presented and discussed separately below.

In countries with high penetration levels and predominantly prepaid subscribers, such as Russia, Ukraine and Kazakhstan, there are substantial numbers of multiple SIM card users and inactive subscribers. According to the current arrangements and legal requirements, subscribers in certain tariff plans may stay inactive but still remain registered as subscribers for a period of up to one year. In order to properly analyze our subscriber base and make proper comparisons with other markets, in 2005 we introduced the definition of active subscribers as those subscribers who made a revenue producing transaction in the past three months. We also started to calculate ARPU and MOU for the active subscriber base (see Attachment A). In addition to our standard presentation of performance indicators, in this release we present ARPU and MOU in Russia and Kazakhstan calculated on the basis of “active subscribers” and we will do the same for our new markets as soon as we establish more reliable data collection mechanisms for these statistics at our subsidiaries in those markets.

RUSSIA

	As of and for the three months ended March 31, 2006	As of and for the three months ended March 31, 2005	Change, Y-on-Y	As of and for the three months ended December 31, 2005	Change, Q-on-Q
Net revenue*) (million US$)	871.0	605.6	43.8%	859.2	1.4%
OIBDA (million US$)	462.3	293.9	57.3%	404.1	14.4%
OIBDA margin	53.1%	48.5%	—	47.0%	—
Net income (million US$)	155.0	113.5	36.6%	153.2	1.2%
ARPU (US$)	6.6	7.2	-8.3%	7.0	-5.7%
ARPUACT (US$) (active subscribers)	7.8	8.1	-3.7%	8.4	-7.1%
MOU (min.)	110.6	88.1	25.5%	109.5	1.0%
MOUACT (min) (active subscribers)	132.0	99.3	32.9%	131.4	0.5%
SAC (US$)	13.2	14.1	-6.4%	14.0	-5.7%
Subscribers	44,814,000	29,617,700	51.3%	43,096,700	4.0%
Active subscribers	37,373,400	25,980,300	43.9%	35,936,400	4.0%
Market share	33.9%	34.6%	—	34.3%	—

*)	Excluding inter-company transactions.

In the Russian market, VimpelCom’s focus is concentrated on stimulating increased usage of our services and revenue growth. In the first quarter of 2006 this resulted in improved trends in MOU (year-on-year and quarter-on-quarter increases) and ARPU (the lowest year-on-year and quarter-on-quarter decrease ever recorded by the Company in the first quarter). Our OIBDA margin in Russia was the highest ever recorded by the Company.

Due to significant strengthening of the ruble against the dollar during the first quarter we faced substantial increase in our taxable income in Russian accounts, as our debts stated in US dollars were favorably revalued leading to taxable foreign exchange gain. As a result, we recognized approximately $18 million of additional expense leading to an increase in our effective consolidated tax rate from 26.4% for 2005 to 32.7% for the first quarter of 2006.

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VimpelCom Announces First Quarter 2006 Financial And Operating Results

KAZAKHSTAN

	As of and for the three months ended March 31, 2006	As of and for the three months ended March 31, 2005	Change, Y-on-Y	As of and for the three months ended December 31, 2005	Change, Q-on-Q
Net revenue*) (million US$)	54.0	35.0	54.3%	49.2	9.8%
OIBDA (million US$)	21.9	12.2	79.5%	17.0	28.8%
OIBDA margin	40.3%	34.8%	—	34.2%	—
Net income (million US$)	3.9	-3.8	—	2.5	56.0%
ARPU (US$)	7.8	11.5	-32.2%	9.1	-14.3%
ARPUACT (US$) (active subscribers)	8.8	12.4	-29.0%	10.3	-14.6%
MOU (min.)	40.0	53.6	-25.4%	43.4	-7.8%
MOUACT (min) (active subscribers)	44.8	57.9	-22.6%	49.2	-8.9%
SAC (US$)	6.1	17.6	-65.3%	11.4	-46.5%
Subscribers	2,512,700	1,130,700	122.2%	2,050,300	22.6%
Active subscribers	2,123,100	1,052,900	101.6%	1,813,900	17.0%
Market share	40.6%	35.2%	—	37.2%	—

*)	Excluding inter-company transactions.

In Kazakhstan, VimpelCom made substantial progress in improving all financial indicators primarily due to rapid subscriber growth, efficient cost control and an improved interconnect regime. Recently, we acquired additional spectrum of 2.5 MHz in the 900 MHz frequency band, which will allow us to make a significant improvement to the capacity and quality of our network.

In the first quarter of 2006, operations in Ukraine, Tajikistan and Uzbekistan were in their initial phase and their contribution to the Company’s results was insignificant:

UKRAINE, TAJIKISTAN, UZBEKISTAN: Selected financial and operating data as of and for the three months ended March 31, 2006:

Country	Ukraine	Tajikistan	Uzbekistan
Net revenue*) (million US$)	2.1	0.18	8.9
OIBDA (million US$)	-6.8	-0.05	5.2
Net income (million US$)	-9.5	-0.2	1.0
Subscribers	278,000	26,700	421,400
Market share	0.8%	9.5%	31.5%

*)	Excluding inter-company transactions.

Business in Ukraine is developing in line with the Company’s plans. We are in the process of integrating URS into the VimpelCom Group. The “Beeline” brand was launched in April 2006. The new brand and the associated marketing campaign have led to rapid growth in net additions. URS’s incremental market share in April grew to almost 20% according to independent sources. URS is also applying substantial efforts to upgrading its network. In March, we acquired additional 1800 MHz spectrum in most of the regions in Ukraine.

VimpelCom acquired Tacom in Tajikistan in December 2006. At the time of acquisition, the company owned a number of licenses, including GSM 900/1800 but its GSM network was at the initial stage of development.

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VimpelCom Announces First Quarter 2006 Financial And Operating Results

Currently, we are focusing on building the network and conducting preparations for launching the “Beeline” brand. We expect to introduce our brand in Tajikistan in the fall of 2006.

VimpelCom’s acquisitions of Unitel and Buztel in Uzbekistan were completed in January-February 2006 and the two acquired companies are now in the process of being integrated into the VimpelCom Group. We expect to introduce our brand in Uzbekistan in the fall of 2006.

The Company’s management will discuss its first quarter 2006 results during a conference call and slide presentation on June 1, 2006 at 6:30 pm Moscow time (10:30 am ET in New York). The call and slide presentation may be accessed via webcast at the following URL address http://www.vimpelcom.com. The conference call replay and the slide presentation webcast will be available through June 8, 2006 and June 30, 2006, respectively. The slide presentation will also be available for download on VimpelCom’s website http://www.vimpelcom.com.

VimpelCom is a leading international provider of mobile telecommunications services in Russia and Kazakhstan, with newly acquired operations in Ukraine, Tajikistan and Uzbekistan. The VimpelCom Group’s license portfolio covers approximately 232 million people. Geographically it covers 78 regions in Russia (with 136.5 million people, representing 94% of Russia’s population) as well as the entire territories of Kazakhstan, Ukraine, Tajikistan and Uzbekistan. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange (“NYSE”). VimpelCom’s ADSs are listed on the NYSE under the symbol “VIP”.

Although the first quarter 2006 U.S. GAAP financial statements were approved by the requisite majority of our board, the three directors on our board who were nominated by our shareholder Telenor East Invest AS and who are officers of Telenor or its affiliates voted against approval, indicating that their vote against approval was due to the lack of a board approved budget. This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements relate to the Company’s strategic and development plans, including network development plans, and developments in the telecommunications markets in which the Company operates, including with respect to ARPU trends. These and other forward-looking statements are based on management’s best assessment of the Company’s strategic and financial position and of future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of unforeseen developments from competition, governmental regulation of the wireless telecommunications industries in Russia and the CIS, general political uncertainties in Russia and the CIS and general economic developments in Russia and the CIS, the Company’s ability to continue to grow its overall subscriber base, continued volatility in the world economy and other factors. As a result of such risks and uncertainties, there can be no assurance that the effects of competition or current or future changes in the political, economic and social environment or current or future regulation of the Russian and CIS telecommunications industries will not have a material adverse effect on the VimpelCom Group. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2004 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

For more information, please contact:

Valery Goldin	Peter Schmidt/Michael Polyviou
VimpelCom (Moscow)	Financial Dynamics
Tel: 7(495) 974-5888	Tel: 1(212) 850 5600
Investor_Relations@vimpelcom.com	mpolyviou@fd-us.com

- Definitions and tables are attached -

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Attachment A: Definitions

Subscriber is an authorized user of cellular services, using one SIM card (GSM) with one or several selective numbers or one handset (DAMPS) with one selective number. The number of subscribers includes employees using cellular services and excludes guest roamers and users of test SIM cards (GSM) or handsets (DAMPS).

Churn rate is defined as the total number of registered subscribers disconnected from our network within a given period of time expressed as a percentage of the midpoint of subscribers in our network at the beginning and end of that period. Contract subscribers are disconnected if they have not paid their bills for 2 months and prepaid subscribers are disconnected 6 months after their services have been blocked. We typically block a prepaid subscriber’s service in two cases: (1) their balance drops to $0 or below, and (2) an account shows no chargeable activity within 6 months. The Company retains the right to change its disconnect policy to reflect changes in business or regulatory environment.

Active subscribers are those who in the past three months made a transaction which brought revenue to the Company.

Prepaid subscribers are those subscribers who pay for their services in advance.

OIBDA is a non-U.S. GAAP financial measure. OIBDA, previously referred to as EBITDA by the Company, is defined as operating income before depreciation and amortization. The Company believes that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our business operations, including our ability to finance capital expenditures, acquisitions and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under U.S. GAAP, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculations are commonly used as bases for some investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. OIBDA should not be considered in isolation as an alternative to net income, operating income or any other measure of performance under U.S. GAAP. OIBDA does not include our need to replace our capital equipment over time. Reconciliation of OIBDA to operating income, the most directly comparable U.S. GAAP financial measure, is presented below in the tables section.

OIBDA margin is OIBDA expressed as a percentage of total operating revenues. Reconciliation of OIBDA margin to operating income as a percentage of total operating revenues, the most directly comparable U.S. GAAP financial measure, is presented below in the tables section.

Gross margin is defined as total operating revenues less service costs and cost of handsets and accessories sold.

Gross margin percentage is gross margin expressed as a percentage of total operating revenues.

Each ADS represents 0.25 of one share of common stock. This ratio was established effective November 22, 2004. Previously each ADS represented 0.75 of one share of common stock.

ARPU (Monthly Average Revenue per User), a non-U.S. GAAP financial measure, is calculated for each month in the relevant period by dividing the Company’s service revenue during that month, including roaming revenue, but excluding revenue from connection fees, sales of handsets and accessories and other non-service revenue, by the average number of the Company’s subscribers during the month. Reconciliation of ARPU to service revenues and connection fees, the most directly comparable U.S. GAAP financial measure, is presented below in the tables section. The Company believes that ARPU provides useful information to investors because it is an indicator of the performance of the Company’s business operations and assists management in budgeting. The Company also believes that ARPU provides management with useful information concerning usage and acceptance of the Company’s services. ARPU should not be viewed in isolation or an alternative to other figures reported under U.S. GAAP.

ARPUACT is ARPU calculated with regard to active subscribers.

MOU (Monthly Average Minutes of Use per User) is calculated for each month of the relevant period by dividing the total number of minutes of usage for incoming and outgoing calls during that month (excluding guest roamers) by the average number of subscribers during the month.

MOUACT is MOU calculated with regard to active subscribers.

SAC (Average Acquisition Cost Per User), a non-U.S. GAAP financial measure, is calculated as dealers’ commissions, advertising expenses and handset subsidies for the relevant period divided by the number of new subscribers added during the relevant period. Reconciliation of SAC to selling, general and administrative expenses, the most directly comparable U.S. GAAP financial measure, is presented below in the tables section. The Company believes that SAC provides useful information to investors because it is an indicator of the performance of the Company’s business operations and assists management in budgeting. The Company also believes that SAC assists management in quantifying the incremental costs to acquire a new subscriber. SAC should not be viewed in isolation or as an alternative to other figures reported under U.S. GAAP.

Market share of subscribers for each relevant area is calculated by dividing the estimated number of our subscribers in Russia, Kazakhstan, Ukraine, Tajikistan and Uzbekistan, respectively, by the total estimated number of subscribers in Russia, Kazakhstan, Ukraine and Tajikistan, respectively. Subscriber statistics for these countries are taken from reports published by consulting agencies specializing in the telecommunications industry in Russia and the CIS, reports of other mobile operators, or are estimated by the Company.

Attachment B: VimpelCom financial statements

Open Joint Stock Company “Vimpel-Communications”

Condensed Consolidated Statements of Income

	Three months ended March 31,
	2006	2005
	Unaudited (In thousands of US dollars, except per share (ADS) amounts)
Operating revenues:
Service revenues	$930,150	$631,741
Sales of handsets and accessories	5,329	7,967
Other revenues	987	928

Total operating revenues	936,466	640,636
Revenue based tax	(299)	—
Net operating revenues	936,167	640,636
Operating expenses:
Service costs	162,919	101,903
Cost of handsets and accessories sold	4,950	7,043
Selling, general and administrative expenses	282,925	223,523
Depreciation	171,094	86,334
Amortization	40,955	33,629
Provision for doubtful accounts	2,766	2,060

Total operating expenses	665,609	454,492

Operating income	270,558	186,144

Other income and expenses:
Interest income	1,392	2,342
Other income	2,104	6,195
Net foreign exchange loss	5,579	(2,336)
Interest expense	(43,173)	(36,917)
Other expense	(4,577)	(4,240)

Total other income and expenses	(38,675)	(34,956)

Income before income taxes and minority interest	231,883	151,188

Provision for income taxes	75,878	41,345
Minority interest in net earnings of subsidiaries	3,900	179

Net income before cumulative effect of a change in accounting principle	152,105	109,664

Cumulative effect of change in accounting principle	(1,882)	—
Minority interest on cumulative effect of changes in accounting principles	—	—

Net income	$150,223	$109,664

Net income per common share	$2.94	$2.14

Net income per ADS equivalent	$0.74	$0.54

Weighted average common shares outstanding (thousands)	51,032	51,130

Open Joint Stock Company “Vimpel-Communications”

Condensed Consolidated Balance Sheets

	March 31, 2006	December 31, 2005
	(unaudited) (In thousands of US dollars, except share amounts)
Assets
Current assets:
Cash and cash equivalents	$238,014	$363,646
Accounts receivable	156,004	144,197
Other current assets	469,910	453,582

Total current assets	863,928	961,425
Non-current assets
Property and equipment, net	3,329,211	3,211,112
Telecommunication licenses and allocation of frequencies, net	864,811	826,948
Goodwill	638,571	477,495
Other intangible assets, net	218,004	196,356
Other assets	608,511	633,700

Total non-current assets	5,659,108	5,345,611
Total assets	$6,523,036	$6,307,036

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$418,060	$544,961
Due to related parties	785	709
Customer advances and deposits	286,205	317,503
Deferred revenue	1,030	1,301
Ruble denominated bonds payable	108,059	104,230
Bank loans, current portion	266,977	278,537
Capital lease obligations	3,709	2,913
Equipment financing obligations, current portion	36,295	35,787
Accrued liabilities	135,322	133,411

Total current liabilities	1,256,442	1,419,352
Deferred income taxes	398,856	371,008
Bank loans, less current portion	1,715,523	1,540,043
Capital lease obligations, less current portion	1,757	751
Accrued liabilities, less current portion	11,237	10,802
Equipment financing obligations, less current portion	30,714	35,905
Minority interest	198,851	188,626
Shareholders’ equity	2,909,656	2,740,549

Total liabilities and shareholders’ equity	$6,523,036	$6,307,036

Condensed Consolidated Statements of Cash Flows

	Three months ended March 31,
	2006	2005
	Unaudited (In thousands of US dollars)
Net cash provided by operating activities	$362,876	$215,210
Proceeds from bank and other loans	253,606	300,000
Payments of fees in respect of bank loans	(1,581)	—
Payments of fees in respect of debt issue	—	(9,888)
Repayment of bank and other loans	(91,202)	(4,219)
Repayment of equipment financing obligations	(21,701)	(14,596)

Net cash provided by (used in) financing activities	139,122	271,297
Purchase of property and equipment	(207,688)	(285,048)
Purchase of Unitel, net of cash acquired $8,364	(192,172)	—
Purchase of Buztel, net of cash acquired $88	(60,350)	—
Purchase of minority interest in consolidated subsidiary	—	(8,020)
Purchase of intangible assets	(6,043)	(2,263)
Proceeds from prepayment for sale of minority interest in consolidated subsidiary	—	20,000
Purchase of other assets	(167,658)	(65,561)

Net cash used in investing activities	(633,911)	(340,892)
Effect of exchange rate changes on cash and cash equivalents	6,281	(384)

Net increase/(decrease) in cash and cash equivalents	(125,632)	145,231
Cash and cash equivalents at beginning of period	363,646	305,857

Cash and cash equivalents at end of period	$238,014	$451,088

Supplemental cash flow information
Non-cash activities:
Equipment acquired under financing and capital lease agreements	—	6,599
Accounts payable for equipment and other long-lived assets	149,749	151,198
Operating activities financed by sale of treasury stock	989	—
Offset of the capital lease liability with accounts receivable	1,345	—
Accrued debt and equity offering costs	480	—
Acquisitions:
Fair value of assets acquired	150,021	—
Difference between the amount paid and the fair value of net assets acquired	154,061	—
Cash paid for the capital stock	(260,974)	—

Liabilities assumed	$(43,108)	$—

Attachment C. Reconciliation

Reconciliation of OIBDA (Unaudited)

(In thousands of US dollars)

	Three months ended
	March 31, 2006	March 31, 2005	December 31, 2005
OIBDA	482,607	306,107	419,692
Depreciation	(171,094)	(86,334)	(143,425)
Amortization	(40,955)	(33,629)	(39,040)
Operating income	270,558	186,144	237,227

Reconciliation of OIBDA Margin

	Three months ended
	March 31, 2006	March 31, 2005	December 31, 2005
OIBDA margin	51.6%	47.8%	46.1%
Less: Depreciation as a percentage of net operating revenue	(18.3%)	(13.5%)	(15.7%)
Less: Amortization as a percentage of net operating revenue	(4.4%)	(5.2%)	(4.3%)
Operating income as a percentage of net operating revenue	28.9%	29.1%	26.1%

Reconciliation of SAC (In thousands of US dollars, except for SAC and subscriber amounts)

	Three months ended
	March 31, 2006	March 31, 2005	December 31, 2005
Selling, general and administrative expenses	282,925	223,523	335,666
Less: General and administrative expenses	205,903	139,672	216,163
Sales and marketing expenses, including	77,022	83,851	119,503
advertising & marketing expenses	36,416	20,217	48,042
dealers’ commission expense	40,606	63,634	71,461
New gross subscribers,’000	6,134	5,856	8,659
Subscriber Acquisition Cost (SAC) (US$)	12.6	14.3	13.8

Reconciliation of ARPU

(In thousands of US dollars, except for ARPU and subscriber amounts)

	Three months ended
	March 31, 2006	March 31, 2005	December 31, 2005
Service revenue and connection fees	930,150	631,741	900,916
Less: Connection fees	404	160	259
Less: Revenue from rent of fiber-optic channels	328	272	309
Service revenue used to calculate ARPU	929,418	631,309	900,348
Average number of subscribers,’000	46,803	28,783	42,426
Average revenue per subscriber per month (US$)	6.6	7.3	7.1
Average number of active subscribers,’000	39,258	25,588	35,473
Average revenue per active subscriber per month (US$)	7.9	8.2	8.5

RUSSIA

Reconciliation of OIBDA in Russia (In thousands of US dollars)

	Three months ended
	March 31, 2006	March 31, 2005	December 31, 2005
OIBDA	462,337	293,933	404,113
Depreciation	(161,936)	(83,055)	(135,740)
Amortization	(24,977)	(24,538)	(27,998)
Operating income	275,424	186,340	240,375

Reconciliation of OIBDA Margin in Russia

	Three months ended
	March 31, 2006	March 31, 2005	December 31, 2005
OIBDA margin	53.1%	48.5%	47.0%
Less: Depreciation as a percentage of net operating revenue	(18.6%)	(13.7%)	(15.7%)
Less: Amortization as a percentage of net operating revenue	(2.9%)	(4.1%)	(3.3%)
Operating income as a percentage of net operating revenue	31.6%	30.7%	28.0%

Reconciliation of SAC in Russia

(In thousands of US dollars, except for SAC and subscriber amounts)

	Three months ended
	March 31, 2006	March 31, 2005	December 31, 2005
Selling, general and administrative expenses	260,398	211,487	318,457
Less: General and administrative expenses	188,439	133,047	205,643
Sales and marketing expenses, including	71,959	78,440	112,814
advertising & marketing expenses	33,704	19,258	45,291
dealers’ commission expense	38,255	59,182	67,523
New gross subscribers,’000	5,459	5,549	8,064
Subscriber Acquisition Cost (SAC) (US$)	13.2	14.1	14.0

Reconciliation of ARPU in Russia

(In thousands of US dollars, except for ARPU and subscriber amounts)

	Three months ended
	March 31, 2006	March 31, 2005	December 31, 2005
Service revenue and connection fees	864,767	596,769	849,775
Less: Connection fees	404	160	259
Less: Revenue from rent of fiber-optic channels	328	272	309
Service revenue used to calculate ARPU	864,035	596,337	849,207
Average number of subscribers,’000	43,919	27,770	40,484
Average revenue per subscriber per month (US$)	6.6	7.2	7.0
Average number of active subscribers,’000	36,784	24,651	33,754
Average revenue per active subscriber per month (US$)	7.8	8.1	8.4

KAZAKHSTAN

Reconciliation of OIBDA in Kazakhstan

(In thousands of US dollars)

	Three months ended
	March 31, 2006	March 31, 2005	December 31, 2005
OIBDA	21,907	12,174	16,979
Depreciation	(7,672)	(3,279)	(7,655)
Amortization	(8,785)	(9,091)	(8,245)
Operating income	5,450	(196)	1,079

Reconciliation of OIBDA Margin in Kazakhstan

	Three months ended
	March 31, 2006	March 31, 2005	December 31, 2005
OIBDA margin	40.3%	34.8%	34.2%
Less: Depreciation as a percentage of net operating revenue	(14.1%)	(9.4%)	(15.4%)
Less: Amortization as a percentage of net operating revenue	(16.2%)	(26.0%)	(16.6%)
Operating income as a percentage of net operating revenue	10.0%	(0.6%)	2.2%

Reconciliation of SAC in Kazakhstan (In thousands of US dollars, except for SAC and subscriber amounts)

	Three months ended
	March 31, 2006	March 31, 2005	December 31, 2005
Selling, general and administrative expenses	13,504	12,036	14,764
Less: General and administrative expenses	9,693	6,625	8,434
Sales and marketing expenses, including	3,811	5,411	6,330
advertising & marketing expenses	1,768	959	2,420
dealers’ commission expense	2,043	4,452	3,909
New gross subscribers,’000	623	307	556
Subscriber Acquisition Cost (SAC) (US$)	6.1	17.6	11.4

Reconciliation of ARPU in Kazakhstan

(In thousands of US dollars, except for ARPU and subscriber amounts)

	Three months ended
	March 31, 2006	March 31, 2005	December 31, 2005
Service revenue and connection fees	54,382	34,972	49,668
Less: Connection fees	0	0	0
Less: Revenue from rent of fiber-optic channels	0	0	0
Service revenue used to calculate ARPU	54,382	34,972	49,668
Average number of subscribers,’000	2,316	1,013	1,818
Average revenue per subscriber per month (US$)	7.8	11.5	9.1
Average number of active subscribers,’000	2,070	937	1,604
Average revenue per active subscriber per month (US$)	8.8	12.4	10.3

UKRAINE

Reconciliation of OIBDA in Ukraine (In thousands of US dollars)

	Three months ended
	March 31, 2006	March 31, 2005	December 31, 2005
OIBDA	(6,814)	—	(1,400)
Depreciation	(76)	—	(30)
Amortization	(4,692)	—	(2,797)
Operating income	(11,582)	—	(4,227)

Reconciliation of OIBDA Margin in Ukraine

	Three months ended
	March 31, 2006	March 31, 2005	December 31, 2005
OIBDA margin	(320.0%)	—	(71.1%)
Less: Depreciation as a percentage of net operating revenue	(3.6%)	—	(1.5%)
Less: Amortization as a percentage of net operating revenue	(220.4%)	—	(142.0%)
Operating income as a percentage of net operating revenue	(544.0%)	—	(214.6%)

TAJIKISTAN

Reconciliation of OIBDA in Tajikistan

(In thousands of US dollars)

	Three months ended
	March 31, 2006	March 31, 2005	December 31, 2005
OIBDA	(50)	—	—
Depreciation	(37)	—	—
Amortization	(416)	—	—
Operating income	(503)	—	—

Reconciliation of OIBDA Margin in Tajikistan

	Three months ended
	March 31, 2006	March 31, 2005	December 31, 2005
OIBDA margin	(27.7%)	—	—
Less: Depreciation as a percentage of net operating revenue	(20.4%)	—	—
Less: Amortization as a percentage of net operating revenue	(229.8%)	—	—
Operating income as a percentage of net operating revenue	(277.9%)	—	—

UZBEKISTAN

Reconciliation of OIBDA in Uzbekistan (In thousands of US dollars)

	Three months ended
	March 31, 2006	March 31, 2005	December 31, 2005
OIBDA	5,227	—	—
Depreciation	(1,374)	—	—
Amortization	(2,084)	—	—
Operating income	1,769	—	—

Reconciliation of OIBDA Margin in Uzbekistan

	Three months ended
	March 31, 2006	March 31, 2005	December 31, 2005
OIBDA margin	58.6%	—	—
Less: Depreciation as a percentage of net operating revenue	(15.4%)	—	—
Less: Amortization as a percentage of net operating revenue	(23.4%)	—	—
Operating income as a percentage of net operating revenue	19.8%	—	—

VimpelCom

Presentation of 1Q 2006 Financial and Operating Results

June 1, 2006

Disclaimer

This presentation contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements relate, in part, to the Company’s strategy and development plans, such as growth in Russia and the CIS (in terms of subscribers, revenues and operating coverage area), its proposal to acquire Kyivstar, ARPU trends and its strategy in connection with CPP. The forward-looking statements are based on management’s best assessment of the Company’s strategic and financial position, and future market conditions and trends in Russia and the CIS. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of risks and uncertainties relating to developments from competition, governmental regulations of the wireless telecommunications industry, general political uncertainties in Russia and the CIS, general economic developments in Russia and the CIS, and/or litigation by third parties or our shareholders (including Telenor). The actual outcome may also differ materially if the VimpelCom Group is unable to (i) comply with the terms of its licenses and frequencies, (ii) obtain sufficient funding and/or (iii) obtain all necessary corporate approvals relating to the business of VimpelCom and its subsidiaries (including approval of the budget, funding, specific transactions, and operational and other issues by VimpelCom and its subsidiaries), and other factors. There can be no assurance that these risks and uncertainties will not have a material adverse effect on the VimpelCom Group, that the VimpelCom Group will be able to meet its capital investment plans, that it will be able to continue to expand and grow its subscriber base in Russia and the CIS, that the Company will acquire Kyivstar, that ARPU will stabilize, that the new CPP regime will not have a material adverse effect on the Company’s results of operations or that the Company will be successful in integrating its acquired CIS operations into the VimpelCom Group. There can be no assurance that the pending litigation relating to the URS acquisition will not have an adverse result on the Company or that other actions taken by VimpelCom or URS will not be challenged by third parties or our shareholders (including Telenor). If any such challenges are successful, including if they were to lead to the possible unwinding of the URS acquisition or other transactions or the payment of damages, such challenges could have a material adverse effect on the Company, its operations and its financial condition. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2004 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

2

Welcome Remarks

Alexander Izosimov, Chief Executive Officer

VimpelCom’s Strategy

Growth through value extraction

Increase revenue market share

Increase loyalty focusing on high-end subscriber segments

Increase market share in business segment

Introduction of additional VAS products

Targeted marketing

Stimulate traffic usage and up-sell

Capture remaining organic growth

Develop the acquired assets

Selective acquisitions and green field opportunities in the CIS

Industrial approach utilizing synergies with existing VimpelCom operations

Rapidly integrate acquired companies

Continue with the CIS expansion

Ensure cost efficiency

Utilize unified business model:

Brand, tariffs and products Network rollout & operations Customer service IT, billing and reporting Organizational structure

Continue the development of own transport network

Leverage our increasing scale to extract further vendor price reduction

Introduce new tools and processes to avoid unnecessary headcount growth

Selectively take advantage of attractive outsourcing opportunities

4

Russia and CIS License Footprint

Ukraine

Population: 47.6 mln. Launched: Nov.2005

Belarus

Population: 10.3 mln.

Russia

Population: 145.2 mln.

Moldova

Population: 4.5 mln.

Georgia

Population: 4.7 mln.

Armenia

Population: 3.0 mln.

Azerbaijan

Population: 8.0 mln.

Turkmenistan

Population: 5.0 mln.

Uzbekistan

Population: 26.0 mln. Launched: Jan. 2006

Tajikistan

Population: 6.8 mln. Launched: Dec. 2005

Kyrgyzstan

Population: 5.2 mln.

Kazakhstan

Population: 15.0 mln. Launched: Sept. 2004

In commercial operation Other licensed regions Unlicensed territories

# VimpelCom 1Q06 Financial Highlights

Beeline


Revenue, $ mln.
+46.1%
640.6
769.8
890.3
910.4
936.2
1Q05
2Q05
3Q05
4Q05
1Q06


Net Income, $ mln.
+37.0%
109.7
158.8
194.9
151.7
150.2
1Q05
2Q05
3Q05
4Q05
1Q06


OIBDA, $ mln.
+57.7%
306.1
395.6
450.0
419.7
482.6
1Q05
2Q05
3Q05
4Q05
1Q06


OIBDA Margin
47.8%
51.4%
50.5%
46.1%
51.6%
1Q05
2Q05
3Q05
4Q05
1Q06

6

Operating Highlights: Russia

VimpelCom Subscriber Base in Russia, mln.

29.6

33.7

38.4

43.1 44.8

26.0

29.3

32.2

35.9

37.4

1Q05 2Q05 3Q05 4Q05 1Q06

Inactive

Active

ARPU (US,$)

Subscriber Market Share in Russia

40% 20% 0%

35% 35% 35% 35% 35% 35% 35% 34% 34% 34%

19% 19% 19%

18% 18%

12% 12% 13% 11% 12%

1Q05 2Q05 3Q05 4Q05 1Q06

MTS VimpelCom MegaFon Others

MOU (min.)

8.7 9.0

8.1 8.4

7.8

7.6 7.7

7.2 7.0

6.6

1Q05 2Q05 3Q05 4Q05 1Q06

131.4 132.0 129.9 115.3 99.3

111.6 109.5 110.6 100.9 88.1

ARPU active base ARPU

1Q05 2Q05 3Q05 4Q05 1Q06

MOU active base MOU

7

# Financial Highlights: Russia

Beeline


Net Revenues, $ mln.
+43.8%
605.6
725.9
842.2
859.2
871.0
1Q05
2Q05
3Q05
4Q05
1Q06


OIBDA, $ mln.
+57.3%
293.9
378.6
431.4
404.1
462.3
1Q05
2Q05
3Q05
4Q05
1Q06


CAPEX, $ mln.
273.2
372.1
230.8
622.6
146.4
1Q05
2Q05
3Q05
4Q05
1Q06


CAPEX/ Revenue, LTM
58.2%
56.5%
47.5%
49.4%
41.6%
1Q05
2Q05
3Q05
4Q05
1Q06

8

Operating Highlights: Kazakhstan

VimpelCom Subscriber Base in Kazakhstan, mln.

2.5 2.1 1.7 1.4 1.1

2.1 1.8 1.6 1.3 1.0

1Q05 2Q05 3Q05 4Q05 1Q06

Active

Inactive

Subscriber Market Share in Kazakhstan

80%

62% 62% 60% 60%

60% 56%

40%

41% 37% 37% 35% 36% 20%

3% 2% 3% 3% 3% 0% 1Q05 2Q05 3Q05 4Q05 1Q06

K’Cell

Kar-Tel

Others

ARPU (US$)

12.4 12.4

10.8 10.3

11.5 11.7 8.8 10.5 9.1 7.8

1Q05 2Q05 3Q05 4Q05 1Q06

ARPU active base ARPU

MOU (min.)

57.9 61.6

55.1

49.2

44.8 58.1 53.6 53.5 43.4 40.0

1Q05 2Q05 3Q05 4Q05 1Q06

MOU active base MOU

# Financial Highlights: Kazakhstan

Net Revenues, $ mln.



+54.3%
35.0
43.9
48.1
49.2
54.0
1Q05
2Q05
3Q05
4Q05
1Q06

OIBDA, $ mln.



+79.5%
12.2
16.9
18.5
17.0
21.9
1Q05
2Q05
3Q05
4Q05
1Q06

CAPEX, $ mln.



14.4
34.1
30.9
57.2
35.7
1Q05
2Q05
3Q05
4Q05
1Q06

CAPEX/ Revenue, LTM



71.3%
73.5%
67.0%
77.5%
80.9%
1Q05
2Q05
3Q05
4Q05
1Q06

10

Rest of the CIS: 1Q2006 Highlights

Country Ukraine Tajikistan

Net Revenue* (mln.,US$) 2.1 0.18 8.9 OIBDA (mln.,US$) -6.8 -0.05 5.2 Net Income (mln.,US$) -9.5 -0.2 1.0 Subscribers 278,000 26,700 421,400 Market share ** 0.8% 9.5% 31.5%

*	Excluding inter-company transactions

** Source: Company estimates and independent sources

Strong Balance Sheet

Assets and Liabilities, $’000

4,780

6,307

6,523

1,581

1,998

2,163

2004 2005 3M2006

Total Debt

Total Assets

Source: VimpelCom

($’000) 3/31/06 12/31/05 12/31/04

Cash and Cash Equivalents 238 364 306

Total Assets 6,523 6,307 4,780

Total Debt 2,163 1,998 1,581

Short-term 415 421 190

Long-term 1,748 1,577 1,391

Shareholder’s Equity 2,910 2,741 2,157

LTM OIBDA* 1,747 1,571 1,027

- LTM Depreciation and amortization * * 685 593 353

- LTM Operating income 1,062 978 674

LTM Interest 154 147 86

Debt/Equity 0.7 0.7 0.7

Debt/OIBDA * * * 1.2 1.3 1.5

OIBDA/Interest 11.3 10.7 12.0

Debt/Assets 0.3 0.3 0.3

* LTM OIBDA constitutes the sum of the lines: LTM Operating income and LTM Depreciation and amortization LTM stands for “last twelve months” to reporting date * * Includes Impairment of long-lived assets * * * In cases when OIBDA is part of financial ratios it is deemed to be calculated in accordance with the reconciliation tables herein

Net Operating Cash Flow vs CAPEX

Net Operating Cash Flow/Capex, $ mln

64.8%*

79.4%*

93.7%*

805.4

1,242.0

1,298.2

1,635.3

1,445.9

1,543.1

2004 2005 31.03.06, LTM

Net Operating Cash Flow

Capex

* Net operating cash flow as % of Capex

Latest Corporate Developments

The court upheld the validity of the September 2005 EGM and the shareholder decision to acquire URS. Telenor has announced plans to appeal.

Discussions between Telenor and Alfa on their bilateral issues appear to have stalled.

Federal Anti-monopoly Committee supports VimpelCom in its dispute with the regulator over licenses in the Far East.

The AGM date has been set for June 23, 2006 with 11 candidates vying for 9 board seats. The record date is May 5 and the cut-off date for ADR holders voting is June 20, 2006.

Summary

Strong Y-o-Yrevenue growth of 46%.

OIBDA growth of 58% and OIBDA margin of 51.6%.

Subscriber base topped 50 million. ARPU stabilizing trend in Russia. Accelerating momentum in Kazakhstan. Promising start in Ukraine.

Questions and Answers

If you would like to ask a question, please press the star key followed by the digit one on your touch-tone telephone.

Due to time constraints, we ask that you limit yourselves to one question and one follow-up question.

If you are using a speakerphone, please make sure your mute button is turned off to allow your signal to reach the equipment.

Thank you for your interest in VimpelCom For more information visit www.vimpelcom.com or contact Investor_Relations@vimpelcom.com

Reconciliation Tables of non-U.S. GAAP Measures to Their Most Directly Comparable U.S. GAAP Financial Measures

Reconciliation of OIBDA and OIBDA Margin (Unaudited)

(Three months ended)

($‘000) March 31, 2006 March 31, 2005 December 31, 2005

Reconciliation of OIBDA to operating income

OIBDA 482,607 306,107 419,692

Depreciation (171,094) (86,334) (143,425)

Amortization (40,955) (33,629) (39,040)

Operating Income 270,558 186,144 237,227

Reconciliation of OIBDA margin to operating income as percentage of net operating revenues

OIBDA margin 51.6% 47.8% 46.1%

Less: Depreciation as %

of net operating revenue (18.3%) (13.5%) (15.7%)

Less: Amortization as %

of net operating revenue (4.4%) (5.2%) (4.3%)

Operating income as %

of net operating revenue 28.9% 29.1% 26.1%

Reconciliation of OIBDA and OIBDA Margin in Russia (Unaudited)

(Three months ended)

($‘000) March 31, 2006 March 31, 2005 December 31, 2005

Reconciliation of OIBDA to operating income

OIBDA 462,337 293,933 404,113

Depreciation (161,936) (83,055) (135,740)

Amortization (24,977) (24,538) (27,998)

Operating Income 275,424 186,340 240,375

Reconciliation of OIBDA margin to operating income as percentage of net operating revenues

OIBDA margin 53.1% 48.5% 47.0%

Less: Depreciation as % of net operating revenue (18.6%) (13.7%) (15.7%) Less: Amortization as % of net operating revenue (2.9%) (4.1%) (3.3%)

Operating income as % of net operating revenue 31.6% 30.7% 28.0%

Reconciliation of OIBDA and OIBDA Margin in Kazakhstan (Unaudited)

(Three months ended)

($ ‘000) March 31, 2006 March 31, 2005 December 31, 2005

Reconciliation of OIBDA to operating income

OIBDA 21,907 12,174 16,979

Depreciation (7,672) (3,279) (7,655)

Amortization (8,785) (9,091) (8,245)

Operating Income 5,450 (196) 1,079

Reconciliation of OIBDA margin to operating income as percentage of net operating revenues

OIBDA margin 40.3% 34.8% 34.2%

Less: Depreciation as %

of net operating revenue (14.1%) (9.4%) (15.4%)

Less: Amortization as %

of net operating revenue (16.2%) (26.0%) (16.6%)

Operating income as %

of net operating revenue 10.0% 0.6%) 2.2%

Reconciliation of OIBDA and OIBDA Margin in Ukraine (Unaudited)

(Three months ended)

($ ‘000) March 31, 2006 March 31, 2005 December 31, 2005

Reconciliation of OIBDA to operating income

OIBDA (6,814) n/a (1,400)

Depreciation (76) n/a (30)

Amortization (4,692) n/a (2,797)

Operating Income (11,582) n/a (4,227)

Reconciliation of OIBDA margin to operating income as percentage of net operating revenues

OIBDA margin (320.0%) n/a (71.1%)

Less: Depreciation as %

of net operating revenue (3.6%) n/a (1.5%)

Less: Amortization as %

of net operating revenue (220.4%) n/a (142.0%)

Operating income as %

of net operating revenue (544.0%) n/a (214.6%)

Reconciliation of OIBDA and OIBDA Margin in Tajikistan (Unaudited)

(Three months ended)

($ ‘000) March 31, 2006 March 31, 2005 December 31, 2005

Reconciliation of OIBDA to operating income

OIBDA (50) n/a n/a

Depreciation (37) n/a n/a

Amortization (416) n/a n/a

Operating Income (503) n/a n/a

Reconciliation of OIBDA margin to operating income as percentage of net operating revenues

OIBDA margin (27.7%) n/a n/a

Less: Depreciation as %

of net operating revenue (20.4%) n/a n/a

Less: Amortization as %

of net operating revenue (229.8%) n/a n/a

Operating income as %

of net operating revenue (277.9%) n/a n/a

Reconciliation of OIBDA and OIBDA Margin in Uzbekistan (Unaudited)

(Three months ended)

($ ‘000) March 31, 2006 March 31, 2005 December 31, 2005

Reconciliation of OIBDA to operating income

OIBDA 5,227 n/a n/a

Depreciation (1,374) n/a n/a

Amortization (2,084) n/a n/a

Operating Income 1,769 n/a n/a

Reconciliation of OIBDA margin to operating income as percentage of net operating revenues

OIBDA margin 58.6% n/a n/a

Less: Depreciation as %

of net operating revenue (15.4%) n/a n/n

Less: Amortization as %

of net operating revenue (23.4%) n/a n/n

Operating income as %

of net operating revenue 19.8% n/a n/n

Reconciliation of SAC (Unaudited)

(Three months ended)

($ ‘000) March 31, 2006 March 31, 2005 December 31, 2005

Reconciliation of SAC to selling, general and

administrative expenses

Selling, general and

administrative expenses 282,925 223,523 335,666

Less: General and admin.

expenses 205,903 139,672 216,163

Sales and marketing

expenses, including 77,022 83,851 119,503

advertising & marketing

expenses 36,416 20,217 48,042

dealers’ commission

expense 40,606 63,634 71,461

New gross subscribers, ‘000 6,134 5,856 8,659

SAC (US$) 12.6 14.3 13.8

Reconciliation of ARPU (Unaudited)

(Three months ended)

($ ‘000) March 31, 2006 March 31, 2005 December 31, 2005

Reconciliation of ARPU to service revenue and connection fees

Service revenue and

connection fees 930,150 631,741 900,916

Less: Connection fees 404 160 259

Less: Revenue from rent

of fiber-optic channels 328 272 309

Service revenue used to

calculate ARPU 929,418 631,309 900,348

Average number of

subscribers (‘000) 46,803 28,783 42,426

ARPU (US$) 6.6 7.3 7.1

Reconciliation of SAC in Russia (Unaudited)

(Three months ended)

($ ‘000) March 31, 2006 March 31, 2005 December 31, 2005

Reconciliation of SAC to selling, general and

administrative expenses

Selling, general and

administrative expenses 260,398 211,487 318,457

Less: General and admin.

expenses 188,439 133,047 205,643

Sales and marketing

expenses, including 71,959 78,440 112,814

advertising & marketing

expenses 33,704 19,258 45,291

dealers’ commission

expenses 38,255 59,182 67,523

New gross subs, ‘000 5,459 5,549 8,064

SAC (US$) 13.2 14.1 14.0

Reconciliation of ARPU in Russia (Unaudited)

(Three months ended)

($ ‘000) March 31, 2006 March 31, 2005 Dec.31, 2005

Reconciliation of ARPU to service revenue and connection fees

Service revenue and

connection fees 864,767 596,769 849,775

Less: Connection fees 404 160 259

Less: Revenue from rent

of fiber-optic channels 328 272 309

Service revenue used to

calculate ARPU 864,035 596,337 849,207

Average number of

subscribers (‘000) 43,919 27,770 40,484

ARPU (US$) 6.6 7.2 7.0

Reconciliation of SAC in Kazakhstan (Unaudited)

(Three months ended)

($ ‘000) March 31, 2006 March 31, 2005 December 31, 2005

Reconciliation of SAC to selling, general and

administrative expenses

Selling, general and

administrative expenses 13,504 12,036 14,764

Less: General and admin.

expenses 9,693 6,625 8,434

Sales and marketing

expenses, including 3,811 5,411 6,330

advertising & marketing

expenses 1,768 959 2,420

dealers’ commission

expenses 2,043 4,452 3,909

New gross subs, ‘000 623 307 556

SAC (US$) 6.1 17.6 11.4

Reconciliation of ARPU in Kazakhstan (Unaudited)

(Three months ended)

($ ‘000) March 31, 2006 March 31, 2005 December 31, 2005

Reconciliation of ARPU to service revenue and connection fees

Service revenue and

connection fees 54,382 34,972 49,668

Less: Connection fees 0 0 0

Less: Revenue from rent

of fiber-optic channels 0 0 0

Service revenue used to

calculate ARPU 54,382 34,972 49,668

Average number of

subscribers (‘000) 2,316 1,013 1,818

ARPU (US$) 7.8 11.5 9.1